CERTIFICATE OF QUALIFIED PERSON

Certificate of Alan McOnie

I, Alan McOnie, of Katikati, New Zealand, as a co-author of this “Updated Technical Report on Flame & Moth Deposit, Flame & Moth Property, Keno Hill District, Yukon”dated March 15th 2013 (the “Technical Report” ), do hereby certify:

1)	I am Vice President, Exploration of Alexco Resource Corp. of 1150 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

2)

I graduated with a Bachelor of Science (Hons) degree in geology from the University of Otago, Dunedin, New Zealand in 1969, and a Master of Science degree in geology from the University of Toronto, Ontario, Canada in 1971.

3)	I am a Fellow of the Australasian Institute of Mining and Metallurgy, Member 226668.

4)	I have practiced my profession as a geologist for over 35 years.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6)

I am responsible for all sections of the Technical Report other than Section 15. I have visited the Property that is the subject of this Technical Report on multiple occasions throughout 2011 and 2012, in connection with my management of the exploration programs conducted on the Property in each of those years.

7)

I have had continuous involvement with the property that is the subject of the Technical Report since 2009, prior to the drilling discovery of the Flame Vein in 2010. For the period in 2012 in which the material that forms the basis of the resource update was obtained, I was at the property managing the exploration program, drilling, core logging and sampling procedures between March and November over a cumulative period of 25 weeks.

8)

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9)	I have read NI 43-101 and Form 43-101F1 and the sections for which I am responsible in the Technical Report have been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 15th day of March 2013, at Katikati, New Zealand.

Alan McOnie, BSc (Hons), MSc, FAusIMM.